October 3, 2019

Corey Maple
Chief Executive Officer
Lodging Fund REIT III, Inc.
1635 43rd Street South, Suite 205
Fargo, North Dakota 58103

       Re: Lodging Fund REIT III, Inc.
           Amendment No. 1 to Form 10-12G
           Filed September 17, 2019
           File No. 000-56082

Dear Mr. Maple:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 filed September 17, 2019

General

1. We note your response to comment 6. Please amend the exclusive forum provision in your bylaws to make clear that it does not apply to claims under federal securities laws or otherwise explain to us how you intend to make future investors aware of the provision's limited applicability.
Exhibit 99.5
Unaudited Pro Forma Combined Consolidated Statements of Operations, page 4

2. We note you have included columns for the Pineville, Eagan and Prattville properties in your pro forma statement of operations for the six months ended June 30, 2019 and for all acquired properties for the period ended December 31, 2018. Please clarify if the amounts disclosed represent pre-acquisition historical results for the properties.
 Corey Maple
Lodging Fund REIT III, Inc.
October 3, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at (202) 551-3432 or Kristina Marrone at (202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 with any other questions.



FirstName LastNameCorey Maple                             Sincerely,
Comapany NameLodging Fund REIT III, Inc.
                                                          Division of
Corporation Finance
October 3, 2019 Page 2                                    Office of Real Estate
& Construction
FirstName LastName